U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

N E W S R E L E A S E

March 3, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,195,991

Including 1,150,000 escrow shares

Filing of Amended Form 20-F Registration Statement

The Company announces that the registration statement on Form 20-F, originally filed with the United States Securities and Exchange Commission ("SEC") on December 2, 2003, and that became effective as of February 2, 2004, has now been amended as of February 23, 2004. The Company has received notification from the SEC that it does not have any further comments at this time regarding the Form 20-F.

Now that the 20-F has cleared the SEC's comments, the Company can now pursue listing or quotation on a market or stock exchange in the United States. The 20-F will enable the Company to develop a presence in the United States capital marketplace and provide enhanced liquidity for the Company's United States shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

N E W S R E L E A S E

March 15, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,197,991

Including 1,150,000 escrow shares

Detailed Evaluation of Bid Proposal By Southern California Edison

The Company is pleased to announce that it has been notified by Southern California Edison ("SCE") that its proposal to supply 100 megawatts of wind power has been selected for continuing consideration by SCE. In this regard, SCE is conducting a detailed analysis of the Company's proposal for the purposes of establishing a final ranking based on all cost factors and conducting possible negotiations if so indicated.

Presently, SCE is still in the process of completing its analysis and does not anticipate that its analysis will be completed prior to March 17, 2004.

SCE requests that the Company keep its bid proposal open and binding pursuant to the terms of the SCE Request for Proposal ("RFP").

The Company will keep its shareholders apprised as this development unfolds. The dollar value of the Company's bid proposal is worth US $19 million per year under a 20-year proposed contract.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: April 1, 2004	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director